UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Entasis Therapeutics Holdings Inc.
(Name of Subject Company)

Entasis Therapeutics Holdings Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

293614 103
(CUSIP Number of Common Stock)

Manoussos Perros, Ph.D.
Chief Executive Officer
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451
(781) 810-0120
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Jack S. Bodner Allison B. Schiffman Matthew C. Franker Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000	Elizabeth M. Keiley General Counsel Entasis Therapeutics Holdings Inc. 35 Gatehouse Drive Waltham, Massachusetts 02451 (781) 810-0120

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innoviva Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation (“Innoviva”), as disclosed in a Tender Offer Statement on Schedule TO, as amended and supplemented, filed initially by Innoviva and Merger Sub with the SEC on June 7, 2022 and amended on June 17, 2022, for Merger Sub to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $2.20 in cash on the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), dated June 7, 2022 and supplemented on June 17, 2022, and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements

The first sentence of the first paragraph under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between the Company, Innoviva and Certain of its Affiliates—Tender and Support Agreements” in the Schedule 14D-9 is hereby amended and restated in its entirety and a second sentence is hereby added, each of which is set forth as follows:

“In connection with entering into the Merger Agreement, Innoviva and Merger Sub entered into Tender and Support Agreements (as they may be amended from time to time, the “Support Agreements”), dated as of May 23, 2022, with TPG GP A, LLC and with four of the Company’s directors, David Meek, Heather Berger, Ph.D., Howard Mayer, M.D. and David Hastings (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”). The Supporting Stockholders collectively own approximately 2.32% of the outstanding Shares as of June 3, 2022.”

Item 4.	The Solicitation or Recommendation.

The first sentence of under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger” in the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Each of the Special Transactions Committee and the Entasis Board believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, the Company’s unaffiliated stockholders.”

The bullet point titled “Majority of the Minority Stockholder Tender Required” under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger” in the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

•
“Majority of the Minority Stockholder Tender Required. Consummation of the Offer is conditioned upon the tender by a majority of the holders of Shares other than Innoviva, Merger Sub, their respective affiliates and Manos Perros, the President and Chief Executive Officer of the Company. This Minimum Condition may not be waived. Although the Minimum Condition does not require approval of at least a majority of the Shares held by the Company's unaffiliated stockholders, in evaluating the Minimum Condition, the Special Transactions Committee and the Entasis Board considered the holdings of the Company’s directors and executive officers, other than Dr. Perros, to be de minimis and that the interests of such persons were not meaningfully different than those of the Company’s unaffiliated stockholders and, as a consequence, did not need to be excluded from the Minimum Condition in order for the Offer and the Merger to be fair to the Company’s unaffiliated stockholders. In light of Dr. Perros’ significantly greater beneficial ownership interest in the Shares and his potential post-Merger compensatory arrangements described elsewhere herein, including the non-competition and legal fee reimbursement arrangements described in “Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers,” the Special Transactions Committee and the Entasis Board determined to exclude the tender of Dr. Perros’ Shares from the Minimum Condition. In choosing whether to tender their Shares, the Company's unaffiliated stockholders have the ability to express whether they approve of the Offer and the Merger.”

The following bullet point is hereby added under the paragraph that begins “Among the factors that the Entasis Board considered in its evaluation of the Merger Agreement, the Offer and the Merger are the following risks:” under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger” in the Schedule 14D-9:

•
“No Stockholder Approval Required. Because the Merger will be consummated following a tender offer in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. The Merger cannot be consummated pursuant to Section 251(h) unless the Offer is consummated. As discussed above in the bullet titled “—Majority of the Minority Stockholder Tender Required,” consummation of the Offer is conditioned on achievement of the Minimum Condition, which cannot be waived.”

The second-to-last paragraph under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger” in the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“The Special Transactions Committee and the Entasis Board did not appraise the assets of the Company to determine the liquidation value for the stockholders (other than the Excluded Holders) in view of the fact that Innoviva owns a majority of the Shares and desires for the Company to continue to conduct its business. Further, the Special Transactions Committee and the Entasis Board did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offer Price to the Company’s stockholders (other than the Excluded Holders), because (i) net book value does not take into account the prospects of the Company or trends or business risks inherent in its industry and (ii) the Offer Price is $2.20 per Share compared to the Company’s net book value of approximately $0.65 per Share as of December 31, 2021 and approximately $0.35 per Share as of March 31, 2022. The Special Transactions Committee and the Entasis Board did not separately consider the Company’s going concern value as they believe that such value is adequately reflected in the various analyses summarized under “—Opinion of MTS Securities, LLC” below that they considered in making their determination. Other than as described above, the Special Transactions Committee and the Entasis Board did not separately consider the purchase prices paid for Shares by the Company and affiliates in the past two years because the Company has not repurchased, nor has any affiliate (other than Innoviva as described herein) purchased, Shares during such time period. For information regarding the Share prices of outstanding equity awards granted to the Company’s directors and executive officers, please refer the section entitled “Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers—Effect of the Offer and the Merger on Company Equity Awards.” Except as discussed under “—Background of the Offer and the Merger” above, the Company is not aware of any firm offers made by any persons not affiliated with the Company during the past two years with respect to (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) the sale or other transfer of all or any substantial part of the assets of the Company or (c) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.”

The eighth paragraph under the heading “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” in the Schedule 14D-9 is hereby replaced in its entirety with the following:

“The following tables present the Projections.”

The fourth paragraph “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” in the Schedule 14D-9 is hereby replaced in its entirety with the following:

“The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. Because the Projections cover multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, development timelines, likelihood of clinical success, product pricing, market uptake, reimbursement and potential competition, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions and transactions that are subject to change and may not occur, at all or on the terms assumed. In particular, at the direction of Entasis, MTS Securities conducted certain sensitivity analyses in connection with this discounted cash flow analysis using the following assumptions: (i) 95% cumulative regulatory probability of success for SUL-DUR sales and milestones, (ii) 66% cumulative regulatory probability of success for Zoliflodacin, (iii) U.S. net sales of SUL-DUR based on 27,000 carbapenem-resistant Acinetobacter cases per year with 60% peak market share, (iv) U.S. net sales of Zoliflodacin based on 1.425 million uncomplicated gonorrhea cases per year with 20% peak market share, (v) commercial launch for both SUL-DUR and Zoliflodacin in 2025 by partners, (vi) U.S. SUL-DUR and zoliflodacin upfront payments, milestones and royalties based on comparable transactions and U.S. net sales estimates, and (vii) estimated milestones/royalties owed to Entasis through its partnership with Zai Lab, as provided by Entasis’ management, discounted back to June 30, 2022, and based upon a weighted average cost of capital range of 18% to 20%, reflecting estimates of Entasis’ weighted average cost of capital, based upon MTS Securities’ analysis of the cost of capital for Entasis’ publicly traded comparable companies described above. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to: the timing of and the Company’s ability to file, obtain and maintain its planned regulatory filings; the clinical utility of the Company’s product candidates and their potential advantages compared to other treatments; the Company’s ability to establish and maintain collaborations and to recognize the potential benefits of such collaborations; the Company’s intellectual property position and the duration of its patent rights; the Company’s estimates regarding anticipated operating losses; and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, subsequent Quarterly Report on Form 10-Q and Current Reports on Form 8-K, as well as the section entitled “Forward-Looking Statements” in this Schedule 14D-9. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.”

Item 8.	Additional Information.

The following is hereby added as a second paragraph under the heading “Item 8. Additional Information—Rule 13e-3” in the Schedule 14D-9:

“As described in the Offer to Purchase, Innoviva intends and will cause Entasis to (i) delist the Shares from Nasdaq immediately following the consummation of the Merger and (ii) terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.”

The following is hereby added as a subsection following the paragraph under the heading “Item 8. Additional Information—Stockholder Approval of the Merger Not Required”:

“Litigation Related to the Offer and the Merger.

On June 10, 2022, Kimel Robinson, a putative stockholder of the Company, filed suit against the Company and its directors and Chief Executive Officer in the United States District Court for the Southern District of New York. The complaint alleges that the Company and the individual defendants violated the federal securities laws by making or permitting misrepresentations and/or omissions in the Schedule 14D-9. The complaint seeks a variety of relief, including an injunction against the Offer, an order rescinding the Offer if it is consummated or awarding rescissory damages, and attorneys’ fees and costs.

On June 16, 2022, Patrick Plumley, a putative stockholder of the Company, filed suit against the Company and its directors and Chief Executive Officer in the United States District Court for the District of Delaware. The complaint alleges that the Company and the individual defendants violated the federal securities laws by making or permitting misrepresentations and/or omissions in the Schedule 14D-9. The complaint seeks a variety of relief, including an injunction against the Offer, an order rescinding the Offer if it is consummated or awarding rescissory damages, an order directing the individual defendants to file a Schedule 14D-9 that does not contain untrue statements of material fact, and attorneys’ fees and costs.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTASIS THERAPEUTICS HOLDINGS INC.

Dated: June 17, 2022	By:	/s/ Elizabeth M. Keiley
Name: Elizabeth M. Keiley Title: General Counsel